Exhibit 99.1

ASM International N.V.

ASM International N.V. Announces Availability of Agenda and Proxy Materials for EGM

Almere, The Netherlands, November 5, 2009 — ASM International N.V. (NASDAQ: ASMI and Euronext Exchange in Amsterdam: ASM) announces that the Agenda for the Extraordinary General Meeting of Shareholders (EGM) scheduled for November 24, 2009 is now available on the Company’s website, www.asm.com. Furthermore, the US market proxy materials for the EGM are now being mailed to shareholders and are also available on the Company’s website.

The EGM is scheduled for Tuesday November 24, 2009, at 10:30 CET in the Otter Room of Hotel Okura, Ferdinand Bolstraat 333, Amsterdam, The Netherlands.

A live webcast of the meeting will be available for registered shareholders on the Company’s website. The webcast will be available in both Dutch and English. A replay of the proceedings will be available for a period of two weeks following the meeting date. There will be no telephone conference feature for the EGM.

About ASM International

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Investor Contacts:

Erik Kamerbeek

Tel: +31 88 100 8500

Mary Jo Dieckhaus

Tel: +1 212 986 2900